Government Securities Portfolio
Period Ending 6-30-08
Exhibit 77C


 On April 25, 2008, a special meeting of the shareholders of Government Securities Portfolio, a series of Panorama Series Fund, Inc. ("Panorama Fund") was held for the purpose of voting on an Agreement and Plan of Reorganization between Panorama Fund and Oppenheimer Core Bond Fund/VA ("Core Bond Fund/VA"), a series of Oppenheimer Variable Account Funds, and the transactions contemplated thereby, including: (a) the transfer of substantially all the assets of Panorama Fund to Core Bond Fund/VA in exchange for Non-Service shares of Core Bond Fund/VA; (b) the distribution of Non-Service shares of Core Bond Fund/VA to shareholders of Panorama Fund in complete liquidation of Panorama Fund; and (c) the cancellation of the outstanding shares of Panorama Fund. 15,808,905 affirmative votes were cast; 2,011 negative votes were cast, and 145 votes abstained.